# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM 8-K

**Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported):  January 21, 2004

**Umpqua Holdings Corporation**
(Exact Name of Registrant as Specified in Its Charter)

| **OREGON** | **000-25597** | **93-1261319** |
|:---:|:---:|:---:|
| (State or Other Jurisdiction of Incorporation or Organization) | (Commission File Number) | (I.R.S. Employer Identification Number) |

**200 SW Market Street, Suite 1900**
**Portland, Oregon 97201**
(address of Principal Executive Offices)(Zip Code)

**(503) 546-2499**
(Registrant's Telephone Number, Including Area Code)

(Former name or former address, if changed since last report)

## Item 7.  Financial Statements and Exhibits

  (c)  Exhibits.

  The following exhibits are being filed herewith and this list shall constitute the exhibit index:

  <u>Exhibit</u>

  (99)  Statistical Supplement

## Item 9.  Regulation FD Disclosure

  Attached as Exhibit 99 is a Statistical Supplement for the three years ended December 31, 2003 which is being provided to shareholders and others who have requested additional financial and statistical information from the Company that is not included in the Company's earnings release.  This information is being furnished to satisfy Regulation FD, but is not deemed filed under the Securities Exchange Act of 1934.


**SIGNATURES**


  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


     UMPQUA HOLDINGS CORPORATION
     (Registrant)


Dated: January 21, 2004  By: /s/ Kenneth E. Roberts
       Kenneth E. Roberts
       Assistant Secretary

# UMPQUA HOLDINGS CORPORATION

## Statistical Supplement

(In thousands, except share data and ratios: unaudited)

| | 4th Qtr 2003 | 3rd Qtr 2003 | 2nd Qtr 2003 | 1st Qtr 2003 | 4th Qtr 2002 | 3rd Qtr 2002 | 2nd Qtr 2002 | 1st Qtr 2002 | 4th Qtr 2001 | 3rd Qtr 2001 | 2nd Qtr 2001 | 1st Qtr 2001 | Years Ended December 31, 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Income Statement Data** | | | | | | | | | | | | | | | |
| Interest income | $ 36,608 | $ 35,927 | $ 34,281 | $ 35,317 | $ 30,058 | $ 24,052 | $ 23,149 | $ 23,065 | $ 21,724 | $ 22,568 | $ 21,924 | $ 21,821 | $ 142,132 | $ 100,325 | $ 88,037 |
| Interest expense | 6,804 | 6,839 | 7,480 | 7,738 | 6,935 | 5,739 | 5,428 | 5,695 | 6,487 | 8,314 | 8,574 | 9,032 | 28,860 | 23,797 | 32,407 |
| Net interest income | 29,804 | 29,088 | 26,801 | 27,579 | 23,123 | 18,313 | 17,721 | 17,370 | 15,237 | 14,254 | 13,350 | 12,789 | 113,272 | 76,528 | 55,630 |
| Provision for credit losses | 1,075 | 1,050 | 950 | 1,475 | 1,384 | 900 | 600 | 1,004 | 1,750 | 617 | 496 | 327 | 4,550 | 3,888 | 3,190 |
| Net interest income after provision for credit losses | 28,729 | 28,038 | 25,851 | 26,104 | 21,739 | 17,413 | 17,121 | 16,366 | 13,487 | 13,637 | 12,854 | 12,462 | 108,722 | 72,640 | 52,440 |
| Service fees | 3,188 | 3,256 | 3,198 | 2,914 | 2,541 | 2,138 | 1,877 | 2,084 | 2,066 | 1,871 | 2,011 | 1,820 | 12,556 | 8,640 | 7,768 |
| Brokerage fees & commissions | 2,554 | 2,635 | 2,370 | 1,939 | 2,208 | 2,299 | 2,331 | 2,174 | 2,125 | 2,221 | 2,033 | 1,930 | 9,498 | 9,012 | 8,309 |
| Mortgage banking revenue, net | 1,200 | 3,160 | 2,834 | 4,279 | 3,989 | 1,190 | 2,216 | 1,679 | 2,195 | 861 | 1,375 | 675 | 11,473 | 9,073 | 5,106 |
| Gain (loss) on sale of securities | 2 | 10 | 2,136 | 7 | 6 | 396 | (901) | 2 | 8 | 26 | 20 | 156 | 2,155 | (497) | 210 |
| Other income | 760 | 455 | 1,100 | 1,045 | 412 | 682 | 478 | 541 | 732 | 334 | 562 | 377 | 3,361 | 2,113 | 2,005 |
| Total noninterest income | 7,704 | 9,516 | 11,638 | 10,184 | 9,156 | 6,705 | 6,001 | 6,480 | 7,126 | 5,313 | 6,001 | 4,958 | 39,043 | 28,341 | 23,398 |
| Salaries and employee benefits | 13,583 | 13,438 | 13,171 | 12,899 | 10,877 | 8,963 | 8,568 | 8,709 | 7,997 | 7,660 | 7,546 | 7,017 | 53,090 | 37,117 | 30,220 |
| Premises and equipment | 3,770 | 3,534 | 3,947 | 3,582 | 2,936 | 2,348 | 2,213 | 2,099 | 2,169 | 2,139 | 2,061 | 1,914 | 14,834 | 9,596 | 8,283 |
| Other non interest expense | 6,077 | 6,332 | 6,760 | 6,093 | 5,221 | 3,810 | 4,108 | 4,109 | 4,385 | 3,927 | 4,032 | 3,424 | 25,263 | 17,249 | 15,768 |
| Total noninterest expense | 23,430 | 23,304 | 23,878 | 22,574 | 19,034 | 15,121 | 14,889 | 14,917 | 14,551 | 13,726 | 13,639 | 12,355 | 93,187 | 63,962 | 54,271 |
| Operating income before income tax & merger expense | 13,003 | 14,250 | 13,611 | 13,714 | 11,861 | 8,997 | 8,233 | 7,929 | 6,062 | 5,224 | 5,216 | 5,065 | 54,578 | 37,020 | 21,567 |
| Provision for income taxes | 4,412 | 4,983 | 4,807 | 4,925 | 4,398 | 2,987 | 2,951 | 2,995 | 2,412 | 1,947 | 1,832 | 1,990 | 19,127 | 13,332 | 8,181 |
| **Net income before merger expenses** | $ 8,591 | $ 9,267 | $ 8,804 | $ 8,789 | $ 7,463 | $ 6,010 | $ 5,282 | $ 4,934 | $ 3,650 | $ 3,277 | $ 3,384 | $ 3,075 | $ 35,451 | $ 23,689 | $ 13,387 |
| Merger expenses net of tax benefit | - | 251 | 672 | 409 | 748 | - | - | 973 | 4,241 | - | 110 | 486 | 1,332 | 1,721 | 4,837 |
| Net income | $ 8,591 | $ 9,016 | $ 8,132 | $ 8,380 | $ 6,715 | $ 6,010 | $ 5,282 | $ 3,961 | $ (591) | $ 3,277 | $ 3,274 | $ 2,589 | $ 34,119 | $ 21,968 | $ 8,550 |
| **Share Data(1)** | | | | | | | | | | | | | | | |
| **Before Merger Expenses:** | | | | | | | | | | | | | | | |
| Basic earnings per common share | $ 0.30 | $ 0.33 | $ 0.31 | $ 0.31 | $ 0.31 | $ 0.30 | $ 0.26 | $ 0.25 | $ 0.19 | $ 0.17 | $ 0.18 | $ 0.16 | $ 1.25 | $ 1.13 | $ 0.71 |
| Diluted earnings per common share | $ 0.30 | $ 0.32 | $ 0.31 | $ 0.31 | $ 0.31 | $ 0.29 | $ 0.26 | $ 0.24 | $ 0.19 | $ 0.17 | $ 0.18 | $ 0.16 | $ 1.24 | $ 1.11 | $ 0.70 |
| **After Merger Expenses:** | | | | | | | | | | | | | | | |
| Basic earnings per common share | $ 0.30 | $ 0.32 | $ 0.29 | $ 0.30 | $ 0.28 | $ 0.30 | $ 0.26 | $ 0.20 | $ (0.03) | $ 0.17 | $ 0.17 | $ 0.14 | $ 1.21 | $ 1.04 | $ 0.46 |
| Diluted earnings per common share | $ 0.30 | $ 0.31 | $ 0.28 | $ 0.29 | $ 0.28 | $ 0.29 | $ 0.26 | $ 0.20 | $ (0.03) | $ 0.17 | $ 0.17 | $ 0.14 | $ 1.19 | $ 1.03 | $ 0.45 |
| Tangible book value per common share | $ 5.61 | $ 5.36 | $ 5.10 | $ 4.86 | $ 4.55 | $ 6.21 | $ 5.93 | $ 5.60 | $ 5.49 | $ 5.83 | $ 5.70 | $ 5.54 | $ 5.61 | $ 4.55 | $ 5.49 |
| Book value per common share | $ 11.23 | $ 11.00 | $ 10.77 | $ 10.57 | $ 10.30 | $ 7.51 | $ 7.23 | $ 6.91 | $ 6.78 | $ 6.49 | $ 6.28 | $ 6.14 | $ 11.23 | $ 10.30 | $ 6.78 |
| Cash dividends per common share | $ 0.04 | $ 0.04 | $ 0.04 | $ 0.04 | $ 0.04 | $ 0.04 | $ 0.04 | $ 0.04 | $ 0.04 | $ 0.03 | $ 0.03 | $ 0.03 | $ 0.16 | $ 0.16 | $ 0.13 |
| Ratio of dividends declared to net income | 13.23% | 12.59% | 13.92% | 13.50% | 16.68% | 13.39% | 15.22% | 20.32% | -133.90% | 17.69% | 17.64% | 22.27% | 13.29% | 16.09% | 29.53% |
| Shares outstanding | 28,411,816 | 28,365,814 | 28,331,279 | 28,234,620 | 27,980,591 | 20,137,343 | 20,108,342 | 19,970,763 | 19,952,965 | 18,831,406 | 18,769,937 | 18,739,897 | 28,411,816 | 27,980,591 | 19,952,965 |
| Basic weighted average shares of common stock outstanding | 28,389,064 | 28,343,696 | 28,283,843 | 28,157,475 | 24,054,398 | 20,125,583 | 20,041,973 | 19,960,668 | 18,837,665 | 18,791,249 | 18,759,099 | 18,736,884 | 28,294,291 | 21,054,351 | 18,781,813 |
| Common stock equivalents | 413,101 | 359,195 | 384,083 | 412,669 | 309,762 | 273,213 | 276,731 | 243,474 | 270,288 | 274,579 | 218,513 | 196,459 | 371,779 | 251,686 | 224,536 |
| Fully diluted weighted average shares of common stock outstanding | 28,802,165 | 28,702,891 | 28,667,926 | 28,570,144 | 24,364,160 | 20,398,796 | 20,318,704 | 20,204,142 | 19,107,953 | 19,065,828 | 18,977,612 | 18,933,343 | 28,666,070 | 21,306,037 | 19,006,349 |
| **Balance Sheet Data (at period end)** | | | | | | | | | | | | | | | |
| Investment securities | $ 517,781 | $ 422,973 | $ 370,878 | $ 374,000 | $ 349,615 | $ 272,007 | $ 197,320 | $ 191,189 | $ 212,722 | $ 210,829 | $ 186,672 | $ 213,472 | $ 517,781 | $ 349,615 | $ 212,722 |
| Loans & leases, gross (excl held-for-sale) | 2,003,587 | 1,935,482 | 1,877,238 | 1,823,311 | 1,778,315 | 1,076,521 | 1,051,008 | 1,041,553 | 1,016,142 | 869,397 | 840,381 | 774,032 | 2,003,587 | 1,778,315 | 1,016,142 |
| Less: Allowance for credit losses | 25,352 | 25,312 | 25,316 | 24,538 | 24,731 | 15,038 | 14,698 | 14,271 | 13,221 | 10,831 | 10,467 | 10,093 | 25,352 | 24,731 | 13,221 |
| Loans & leases, net (excl held-for-sale) | 1,978,235 | 1,910,170 | 1,851,922 | 1,798,773 | 1,753,584 | 1,061,483 | 1,036,310 | 1,027,282 | 1,002,921 | 858,566 | 829,914 | 763,939 | 1,978,235 | 1,753,584 | 1,002,921 |
| Intangible assets | 159,585 | 160,012 | 160,547 | 161,181 | 160,967 | 26,105 | 26,117 | 26,169 | 25,841 | 12,463 | 10,964 | 11,208 | 159,585 | 160,967 | 25,841 |
| Total assets | 2,963,815 | 2,811,195 | 2,747,057 | 2,645,915 | 2,555,964 | 1,586,955 | 1,489,711 | 1,437,172 | 1,428,711 | 1,298,936 | 1,230,348 | 1,186,549 | 2,963,815 | 2,555,964 | 1,428,711 |
| Total deposits | 2,378,192 | 2,263,211 | 2,282,909 | 2,178,769 | 2,103,790 | 1,347,494 | 1,278,086 | 1,207,513 | 1,204,893 | 1,108,964 | 1,048,175 | 1,010,308 | 2,378,192 | 2,103,790 | 1,204,893 |
| Total shareholders' equity | 318,969 | 311,987 | 305,104 | 298,469 | 288,159 | 151,214 | 145,377 | 137,913 | 135,301 | 122,214 | 117,949 | 115,069 | 318,969 | 288,159 | 135,301 |
| **Balance Sheet Data (averages)** | | | | | | | | | | | | | | | |
| Gross loans and leases (w/o loans held for sale) | $ 1,945,568 | $ 1,900,862 | $ 1,827,360 | $ 1,796,875 | $ 1,410,341 | $ 1,063,939 | $ 1,041,251 | $ 1,020,288 | $ 901,767 | $ 860,076 | $ 825,013 | $ 766,537 | $ 1,868,165 | $ 1,134,832 | $ 838,348 |
| Earning assets | 2,499,933 | 2,412,628 | 2,296,639 | 2,223,745 | 1,829,405 | 1,406,057 | 1,286,561 | 1,269,298 | 1,160,424 | 1,153,474 | 1,081,933 | 1,051,934 | 2,359,142 | 1,449,250 | 1,111,941 |
| Total assets | 2,863,045 | 2,759,590 | 2,636,203 | 2,579,051 | 2,071,194 | 1,539,335 | 1,431,889 | 1,410,246 | 1,277,199 | 1,269,272 | 1,189,620 | 1,158,780 | 2,710,388 | 1,614,775 | 1,223,718 |
| Total shareholders' equity | 314,184 | 305,751 | 301,314 | 292,767 | 215,557 | 149,350 | 143,008 | 138,473 | 123,205 | 120,381 | 116,564 | 113,494 | 303,569 | 161,774 | 118,411 |

O:\Financial Reporting\Press Release\Shareholder Fold Out and Stat Supplement 12-31-03 for distribution.xls\Statistical Supplement 1/20/2004 4:41 PM

**UMPQUA HOLDINGS CORPORATION**
**Statistical Supplement**
**(In thousands, except share data and ratios: unaudited)**

| | 4th Qtr 2003 | 3rd Qtr 2003 | 2nd Qtr 2003 | 1st Qtr 2003 | 4th Qtr 2002 | 3rd Qtr 2002 | 2nd Qtr 2002 | 1st Qtr 2002 | 4th Qtr 2001 | 3rd Qtr 2001 | 2nd Qtr 2001 | 1st Qtr 2001 | Years Ended December 31, 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Other Financial Data** | | | | | | | | | | | | | | | |
| Total loan charge-offs | $ 1,591 | $ 2,045 | $ 466 | $ 1,975 | $ 1,760 | $ 669 | $ 234 | $ 129 | $ 1,346 | $ 487 | $ 164 | $ 149 | $ 6,077 | $ 2,792 | $ 2,146 |
| Total loan recoveries | 556 | 991 | 294 | 307 | 212 | 109 | 61 | 176 | 121 | 235 | 41 | 76 | 2,148 | 558 | 474 |
| Net loan charge-offs (recoveries) | 1,035 | 1,054 | 172 | 1,668 | 1,548 | 560 | 173 | (47) | 1,225 | 251 | 123 | 72 | 3,929 | 2,234 | 1,672 |
| Loans 90 days past due and still accruing | 927 | 533 | 1,112 | 963 | 3,243 | 520 | 2,559 | 2,166 | 311 | 398 | 304 | 296 | 927 | 3,243 | 311 |
| Non-accrual loans | 10,498 | 12,861 | 20,767 | 16,853 | 15,152 | 4,803 | 4,140 | 2,527 | 3,055 | 745 | 1,665 | 701 | 10,498 | 15,152 | 3,055 |
| Total nonperforming loans | 11,425 | 13,394 | 21,879 | 17,816 | 18,395 | 5,323 | 6,699 | 4,693 | 3,366 | 1,143 | 1,969 | 997 | 11,425 | 18,395 | 3,366 |
| Other real estate owned | 2,529 | 2,452 | 2,504 | 3,430 | 2,209 | 756 | 1,384 | 1,430 | 1,061 | 108 | - | - | 2,529 | 2,209 | 1,061 |
| Nonperforming assets | 13,954 | 15,846 | 24,383 | 21,246 | 20,604 | 6,079 | 8,083 | 6,123 | 4,427 | 1,251 | 1,969 | 997 | 13,954 | 20,604 | 4,427 |
| **Selected Ratios** | | | | | | | | | | | | | | | |
| **Before Merger Expenses:** | | | | | | | | | | | | | | | |
| Return on average total assets (annualized) | 1.19% | 1.33% | 1.34% | 1.38% | 1.43% | 1.55% | 1.48% | 1.42% | 1.13% | 1.02% | 1.14% | 1.08% | 1.31% | 1.47% | 1.09% |
| Return on average total shareholders' equity (annualized) | 10.85% | 12.02% | 11.72% | 12.17% | 13.74% | 15.97% | 14.82% | 14.45% | 11.75% | 10.80% | 11.64% | 10.99% | 11.68% | 14.64% | 11.30% |
| Return on average tangible shareholders' equity (annualized) | 22.10% | 25.31% | 25.19% | 27.04% | 23.76% | 19.35% | 18.14% | 17.79% | 13.92% | 11.96% | 12.87% | 12.19% | 24.80% | 19.76% | 12.59% |
| Efficiency ratio (3) - Umpqua Bank only | 56.89% | 55.94% | 57.51% | 54.98% | 52.88% | 55.08% | 57.22% | 58.35% | 60.19% | 60.78% | 59.80% | 60.29% | 56.32% | 55.58% | 58.23% |
| Efficiency ratio (3) | 62.10% | 59.98% | 61.55% | 59.16% | 58.23% | 59.58% | 61.83% | 61.64% | 64.16% | 68.87% | 69.30% | 68.30% | 60.70% | 60.15% | 67.52% |
| Non interest revenue to Total revenue (TE) | 20.42% | 24.49% | 30.00% | 26.69% | 28.01% | 26.42% | 24.92% | 26.78% | 31.42% | 26.66% | 30.49% | 27.41% | 25.43% | 26.65% | 29.11% |
| Effective tax rate | 33.93% | 34.97% | 35.32% | 35.91% | 37.08% | 33.20% | 35.84% | 37.77% | 39.79% | 37.27% | 35.12% | 39.29% | 35.05% | 36.01% | 37.93% |
| **After Merger Expenses:** | | | | | | | | | | | | | | | |
| Return on average total assets (annualized) | 1.19% | 1.30% | 1.24% | 1.32% | 1.29% | 1.55% | 1.48% | 1.14% | -0.18% | 1.02% | 1.10% | 0.91% | 1.26% | 1.36% | 0.70% |
| Return on average total shareholders' equity (annualized) | 10.85% | 11.70% | 10.83% | 11.61% | 12.36% | 15.97% | 14.82% | 11.60% | -1.90% | 10.80% | 11.27% | 9.25% | 11.24% | 13.58% | 7.22% |
| Return on average tangible shareholders' equity (annualized) | 22.10% | 24.63% | 23.27% | 25.78% | 21.38% | 19.35% | 18.14% | 14.28% | -2.25% | 11.96% | 12.45% | 10.26% | 23.87% | 18.33% | 8.04% |
| Average yield on earning assets (2) (annualized) | 5.85% | 5.95% | 6.05% | 6.51% | 6.61% | 6.89% | 7.33% | 7.48% | 7.54% | 7.89% | 8.25% | 8.54% | 6.08% | 7.02% | 8.04% |
| Interest expense to interest bearing liabilities(2)(annualized) | 1.39% | 1.47% | 1.69% | 1.78% | 1.92% | 2.12% | 2.19% | 2.32% | 2.86% | 3.67% | 4.08% | 4.45% | 1.58% | 2.12% | 3.74% |
| Net interest spread (2) | 4.45% | 4.48% | 4.36% | 4.73% | 4.69% | 4.77% | 5.14% | 5.16% | 4.67% | 4.22% | 4.17% | 4.09% | 4.50% | 4.91% | 4.30% |
| Interest expense to earning assets (annualized) | 1.08% | 1.12% | 1.31% | 1.41% | 1.50% | 1.62% | 1.69% | 1.82% | 2.22% | 2.86% | 3.18% | 3.48% | 1.22% | 1.64% | 2.91% |
| Net interest margin (2) (annualized) | 4.77% | 4.82% | 4.74% | 5.10% | 5.10% | 5.27% | 5.63% | 5.66% | 5.32% | 5.03% | 5.07% | 5.06% | 4.85% | 5.38% | 5.13% |
| Net interest margin (2) (annualized) - Umpqua Bank only | 4.91% | 4.98% | 4.90% | 5.27% | 5.28% | 5.27% | 5.63% | 5.66% | 5.32% | 5.03% | 5.07% | 5.06% | 5.01% | 5.44% | 5.13% |
| **Asset Quality Ratios** | | | | | | | | | | | | | | | |
| Allowance for possible loan and lease losses to ending total loans and leases | 1.27% | 1.31% | 1.35% | 1.35% | 1.39% | 1.40% | 1.40% | 1.37% | 1.30% | 1.25% | 1.25% | 1.30% | 1.27% | 1.39% | 1.30% |
| Nonperforming loans to ending total loans and leases | 0.57% | 0.69% | 1.17% | 0.98% | 1.03% | 0.49% | 0.64% | 0.45% | 0.33% | 0.13% | 0.23% | 0.13% | 0.57% | 0.49% | 0.33% |
| Nonperforming assets to ending total assets | 0.47% | 0.56% | 0.89% | 0.80% | 0.81% | 0.38% | 0.54% | 0.43% | 0.31% | 0.10% | 0.16% | 0.08% | 0.47% | 0.81% | 0.31% |
| Net loan charge-offs (recoveries) to avg loans and leases (annualized) | 0.21% | 0.22% | 0.04% | 0.38% | 0.44% | 0.21% | 0.07% | -0.02% | 0.54% | 0.12% | 0.06% | 0.04% | 0.21% | 0.20% | 0.20% |
| **Capital Ratio** | | | | | | | | | | | | | | | |
| Average shareholders' equity to average assets | 10.97% | 11.08% | 11.43% | 11.35% | 10.41% | 9.70% | 9.99% | 9.82% | 9.65% | 9.48% | 9.80% | 9.79% | 11.20% | 10.02% | 9.68% |
| **Year to Date Growth** | | | | | | | | | | | | | | | |
| Loans | 12.67% | 8.84% | 5.56% | 2.53% | 75.01% | 5.94% | 3.43% | 2.50% | 35.12% | 15.61% | 11.75% | 2.93% | 12.67% | 75.01% | 35.12% |
| Deposits | 13.04% | 7.58% | 8.51% | 3.56% | 74.60% | 11.84% | 6.07% | 0.22% | 21.27% | 11.61% | 5.50% | 1.68% | 13.04% | 74.60% | 21.27% |
| Total assets | 15.96% | 9.99% | 7.48% | 3.52% | 78.90% | 11.08% | 4.27% | 0.59% | 23.26% | 12.06% | 6.14% | 2.36% | 15.96% | 78.90% | 23.26% |
| **Mortgage Banking Revenue** | | | | | | | | | | | | | | | |
| Gain (loss) on origination and sale | 1,208 | 2,424 | 4,867 | 4,985 | 4,904 | 2,377 | 1,892 | 1,662 | 2,053 | 1,639 | 1,643 | 937 | 13,484 | 10,834 | 6,272 |
| Servicing income before accelerated amortization | 299 | 318 | 323 | 253 | 227 | 207 | 193 | 177 | 132 | 113 | 102 | 110 | 1,193 | 804 | 457 |
| Accelerated servicing right amortization | (527) | (1,222) | (1,056) | (709) | (670) | (343) | (169) | (160) | (225) | (117) | (168) | (117) | (3,514) | (1,342) | (627) |
| Sub total before mortgage servicing right (MSR) valuation change | 980 | 1,520 | 4,134 | 4,529 | 4,461 | 2,241 | 1,916 | 1,679 | 1,960 | 1,635 | 1,577 | 930 | 11,163 | 10,296 | 6,102 |
| MSR valuation change | 220 | 1,640 | (1,700) | (250) | (471) | (1,050) | 300 | - | 235 | (774) | (202) | (255) | (90) | (1,221) | (996) |
| Total Mortgage Banking Revenue | 1,200 | 3,160 | 2,434 | 4,279 | 3,990 | 1,191 | 2,216 | 1,679 | 2,195 | 861 | 1,375 | 675 | 11,073 | 9,075 | 5,106 |
| **Mortrgage Servicing Right Asset** | | | | | | | | | | | | | | | |
| Gross Mortgage Servicing Right Asset | 12,515 | 12,859 | 13,041 | 12,646 | 11,533 | 8,789 | 7,764 | 6,987 | 5,872 | 4,705 | 3,999 | 3,292 | 12,515 | 11,533 | 5,872 |
| less: valuation reserve | (1,907) | (2,127) | (3,767) | (2,467) | (2,217) | (1,746) | (696) | (996) | (996) | (1,231) | (457) | (255) | (1,907) | (2,217) | (996) |
| Net Mortgage Servicing Right Asset | 10,608 | 10,732 | 9,274 | 10,179 | 9,316 | 7,043 | 7,068 | 5,991 | 4,876 | 3,474 | 3,542 | 3,037 | 10,608 | 9,316 | 4,876 |
| Net Mortgage Servicing Right Asset as % of serviced loan portfolio | 0.91% | 0.91% | 0.77% | 0.90% | 0.91% | 0.87% | 0.98% | 0.94% | 0.91% | 0.79% | 0.92% | 0.90% | 0.91% | 0.91% | 0.91% |

(1) Per share data has been adjusted for subsequent stock dividends and stock splits.
(2) Tax exempt interest income has been adjusted to a tax equivalent basis at a 35% effective tax rate beginning in 2001. Prior years at 34%.
(3) Efficiency ratio is noninterest expense divided by the sum of net interest income (tax equivalent basis) plus noninterest income.

O:\Financial Reporting\Press Release\Shareholder Fold Out and Stat Supplement 12-31-03 for distribution.xls\Statistical Supplement 1/20/2004 4:41 PM